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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number 0-32523


                           NOTIFICATION OF LATE FILING

                                  (Check One):
[_] Form 10-K         [_] Form 11-K          [_] Form 20-F         [X] Form 10-Q


For Period Ended:  September 30, 2006

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I- Registrant Information
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Full Name of Registrant:   DOBI Medical International, Inc.

Former Name if Applicable: _____________________________________________________

Address of Principal Executive Office (Street and Number): 1200 MacArthur Blvd.

City, State and Zip Code: Mahwah, New Jersey 07430



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Part II - Rule 12b-25(b)and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.



Part III - Narrative


State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F or 10-Q or portion thereof could not be filed within the prescribed time period.

      The Company's Quarterly Report on Form 10-QSB for the fiscal period ended September 30, 2006 cannot be filed within the prescribed time period because the Company is experiencing delays in the collection and compilation of certain information required to be included in the Form 10-QSB.


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Part IV - Other Information



(1) Name and telephone number of person to contact in regard to this notification:

                Michael R. Jorgensen        (201)             760-6464 ext 208
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                      (Name)            (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s):


                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


                                                                  [X] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        DOBI MEDICAL INTERNATIONAL, INC.
                        --------------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 13, 2006               By:   /s/ Michael R. Jorgensen
                                            ------------------------------------
                                            Michael R. Jorgensen
                                            Authorized Representative


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Explanation for Part IV (3):

On June 13, 2006, the Company furloughed all of its officers and employees, including its Interim Chief Executive Officer and Chief Financial Officer, because it had insufficient funds to continue to make payroll beyond June 13, 2006. Due to the Company furloughing all of its employees, the Company expects to report significant changes to its operations from the previous year in the area of salary expenses and other employee-related accruals.